Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Magma Design Automation, Inc.

For the years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the six month periods ended

September 30, 2002 and 2003 (In Thousands)

	Year ended March 31,					Six month period ended
	1999	2000	2001	2002	2003	30-Sept-02	30-Sept-03
Income (loss) before income taxes	$(9,277)	$(32,981)	$(45,891)	$(35,512)	$4,257	$1,088	$5,079

Fixed Charges:
Preferred stock dividend:	—	—	—	5,814	—	—	—
Interest within Rental Expense	118	346	677	733	758	277	303
Interest expense	52	172	232	14,790	5	3	322

Total Fixed Charges	170	518	909	21,337	763	280	625

Earnings as adjusted for Total Fixed Charges	$(9,107)	$(32,463)	$(44,982)	$(14,175)	5,020	1,368	5,704

Ratio of earnings to fixed charges	—	—	—	—	6.58	4.88	9.13